Mail Stop 3561

      							July 7, 2005


Mr. Horace J. Davis, III
Chief Executive Officer
Trinsic, Inc.
601 South Harbour Island Boulevard
Suite 220
Tampa, FL 33602

	Re:	Trinsic, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 000-28467

Dear Mr. Davis:

      We have reviewed your supplemental response letter dated
June
21, 2005 as well as your filings and have the following comments. As noted in our comment letter dated June 7, 2005 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2.  Summary of Significant Accounting Policies, page 59

Long-Lived Assets, page 59

1. We refer to your response to comment 1 in which you state that you
believe your reported level of long lived assets is fairly stated.
It
would appear to us that the FCC decision to limit the availability of
unbundled network elements together with the higher prices that you
expect to be charged for access to the RBOC networks were
triggering
events for management to test the long lived assets for recoverability in accordance with paragraph 8 of SFAS No. 144 at
December 31, 2004.   It is unclear from your response whether you
performed a recoverability test pursuant to paragraph 8 of SFAS
144.
Advise or revise. In this regard, please note that paragraph 16 of
SFAS 144 requires that both the expected cash inflows and cash outflows be used to determine the recoverability of long lived assets.

2. We refer to your critical accounting estimate "Property, Plant
and
Equipment" on page 32.   In future filings, revise to disclose
those
critical estimates and assumptions that affect the carrying value of your long-lived assets that are subject to change. Provide context in the form of sensitivity analysis and other quantitative disclosure to allow the reader to understand how and why these policies are critical to your future results of operations and financial condition. Your analysis should discuss how sensitive your estimates and assumptions are based on other outcomes that are reasonably likely to occur. Refer to section V of the Commission`s Interpretive
Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. If the impact of estimates and assumptions is material to the financial condition or operating performance, you are required to present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

Note 9.  Accounts Payable and Accrued Liabilities, page 66

3. In future filings disclose the amount you have accrued for the outstanding disputes at each balance sheet date presented.

Note 13.  Mandatorily Redeemable Convertible Preferred Stock, page
68

4. We note your response to comment 5; however, it is still not clear
to us how you computed the deemed dividend related to the
beneficial
conversion feature of $57.6 million and the mandatorily redeemable convertible preferred stock dividends and accretion of $15.3 million for the year ended December 31, 2004.  Please explain to us in detail
in your response letter how you calculated these amounts. In addition, please explain to us your consideration of EITF Topic D-42 and SFAS 84 in accounting for these conversions of the Series D, Series E, and Series G convertible preferred stock into shares of your common stock.




Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3810 if you have any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. Horace J. Davis, III
Trinsic, Inc.
July 7, 2005
Page 3